The Southern Company
                              270 Peachtree Street
                                Atlanta, GA 30303



April 15, 2004


                              THE SOUTHERN COMPANY
                          Form U-1 - File No. 70-10203


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

The Southern Company hereby requests that the application or declaration filed in the above referenced file be withdrawn. This letter should be considered as Amendment No. 1 in such file.


Yours very truly,


THE SOUTHERN COMPANY


/s/Tommy Chisholm
Tommy Chisholm, Secretary